No. 812-13754

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND (i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN PRINCIPAL AND JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(2) AND (4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

Apollo Investment Corporation, Apollo Asset Management, LLC, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Advisors, L.P., Apollo Credit Advisors II, LLC, Apollo Credit Liquidity Advisors, L.P., Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Credit Opportunity Advisors I, L.P., Apollo Credit Opportunity Advisors II, L.P., Apollo EPF Advisors, L.P., Apollo Palmetto Advisors, L.P., Apollo Palmetto Athene Advisors, L.P., Apollo Palmetto Management, LLC, Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/JH Loan Portfolio, L.P., Apollo/Palmetto Loan Portfolio, L.P., Lyxor/Apollo Distressed Fund Limited, Permal Apollo Value Investment Fund, Ltd.

9 West 57th Street

New York, NY 10019

All Communications, Notices and Orders to:

Patrick J. Dalton

President and Chief Operating Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Copies to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0176

November 17, 2010

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Apollo Investment Corporation, Apollo Asset Management, LLC, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Advisors, L.P., Apollo Credit Advisors II, LLC, Apollo Credit Liquidity Advisors, L.P., Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Credit Opportunity Advisors I, L.P., Apollo Credit Opportunity Advisors II, L.P., Apollo EPF Advisors, L.P., Apollo Palmetto Advisors, L.P., Apollo Palmetto Athene Advisors, L.P., Apollo Palmetto Management, LLC, Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/JH Loan Portfolio, L.P., Apollo/Palmetto Loan Portfolio, L.P., Lyxor/Apollo Distressed Fund Limited, Permal Apollo Value Investment Fund, Ltd.

9 West 57th Street

New York, NY 10019

(212) 515-3450

File No. 812-13754

Investment Company Act of 1940

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AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 57(c) AND (i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN PRINCIPAL AND JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 57(a)(2) AND (4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-l UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS.

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(c) and (i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-l promulgated under the Act,2 authorizing certain principal and joint transactions that otherwise may be prohibited by Sections 57(a)(2) and 57(a)(4):

•	Apollo Investment Corporation (“AIC”),

•	Apollo Asset Management, LLC (“AAM”), an investment manager wholly owned by AIC, and any entity that AAM may, in the future, sponsor or to which AAM may provide investment management services,

•	AIC Credit Opportunity Fund LLC, a financing vehicle owned by AIC, and any future financing vehicles either directly or indirectly owned by AIC (the “AIC Financing Funds”),

•	Apollo Investment Management, L.P., AIC’s investment adviser (“AIM”),

•

Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, Apollo Alternative Assets, L.P., ACREFI Management, LLC, AGRE CMBS Management LLC, Apollo Credit Advisors, L.P., Apollo Credit Advisors II, LLC, Apollo Credit Liquidity Advisors, L.P., Apollo Credit Management II, L.P., Apollo

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Credit Opportunity Advisors I, L.P., Apollo Credit Opportunity Advisors II, L.P., Apollo EPF Advisors, L.P., Apollo Palmetto Advisors, L.P., Apollo Palmetto Athene Advisors, L.P., Apollo Palmetto Management, LLC, Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC and Apollo Credit Management, LLC (together with any future investment managers affiliated with Apollo Global Management, LLC (other than AIM) that manage Future Affiliated Funds, “AGM”), and

•

Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., AP Alternative Assets, L.P. , Apollo Credit Co-Invest I, L.P., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P.,

Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/JH Loan Portfolio, L.P., Apollo/Palmetto Loan Portfolio, L.P., Lyxor/Apollo Distressed Fund Limited, Permal Apollo Value Investment Fund, Ltd. and AIE EuroLux S.a.r.l. (the “Existing Affiliated Funds”).

In particular, the relief requested in this application (the “Application”) would allow AIC, the AIC Financing Funds, and any other investment fund to which AIC or AAM (or any entity directly or indirectly controlled by AIC or AAM within the meaning of Section 2(a)(9)) may in the future provide investment management services or sponsor (collectively, the “Future AIC Funds” and, together with AIC and the AIC Financing Funds, the “AIC Funds”), on the one hand, and the Existing Affiliated Funds, and any current or future entities to which AGM, AIM or an affiliate (as defined in Section 2(a)(3)(C) of the Act (“Affiliate”)) (other than AAM or any investment manager that AIC may in the future directly or indirectly control) of either may in the future provide investment management services or sponsor (each a “Future Affiliated Fund” and together with the Existing Affiliated Funds, the “Affiliated Funds”), on the other hand, to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a) of the Act (collectively, “Co-Investment Transactions”).

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and conditions.

I. APPLICANTS

A. APOLLO INVESTMENT CORPORATION

AIC is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. AIC has elected to be regulated as a business development company (“BDC”) under the Act3. In addition, AIC has qualified and elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. AIC’s principal place of business is 9 West 57th Street, New York, NY 10019. In connection with its initial public offering, AIC filed a registration statement on Form N-2 (File No. 333-153879) under the Securities Act of 1933. AIC completed its initial public offering of its common stock, par value $0.001 on April 8, 2004, and has raised additional capital through subsequent offerings from time to time.

AIC’s investment objective is to generate both current income and capital appreciation through debt and equity investments. AIC invests primarily in middle market companies, where it believes the supply of primary capital is limited and investment opportunities are most attractive. AIC’s primary investment mandate is to focus on mezzanine debt and senior secured loans, which may include an equity component such as warrants. To a lesser extent, AIC makes private equity investments. In addition, AIC and its Affiliates together have the ability to provide “one stop” financing with the ability to hold larger investments than many of AIC’s competitors. The ability to source, underwrite, syndicate and hold larger investments benefits AIC’s stockholders by: (i) increasing flexibility, (ii) potentially increasing net income to AIC and earnings for AIC through syndication, (iii) broadening market relationships and access to deal flow, (iv) allowing AIC to optimize its portfolio composition, (v) allowing AIC to provide capital to middle market companies, which AIC believes currently have limited access to capital from traditional lending sources, and (v) potentially increasing the availability of more favorable investment terms and protections.

[3]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

AIC’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of eight members, six of whom are not “interested persons” of AIC as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board has delegated daily management and investment authority to AIM pursuant to an investment advisory and management agreement (the “Investment Advisory Agreement”). Apollo Investment Administration, LLC (“Apollo Administration”) serves as AIC’s administrator pursuant to an administration agreement.

B. APOLLO INVESTMENT MANAGEMENT, L.P. AND APOLLO INVESTMENT ADMINISTRATION, LLC

AIM, a Delaware limited partnership that is registered under the Investment Advisers Act of 1940, serves as the investment adviser to AIC pursuant to the Investment Advisory Agreement. Subject to the overall supervision of the Board, AIM manages the day-to-day operations of, and provides investment advisory and management services to, AIC. Under the terms of the Investment Advisory Agreement, AIM determines the composition of AIC’s portfolio, the nature and timing of the changes to AIC’s portfolio, and the manner of implementing such changes, identifies, evaluates, and negotiates the structure of the investments AIC makes (including performing due diligence on AIC’s prospective portfolio companies); closes, monitors and, when and where applicable, restructures the investments AIC makes; and determines the investments and other assets that AIC purchases, retains or sells.

Pursuant to the administration agreement, Apollo Administration furnishes AIC with office facilities, equipment and clerical, bookkeeping and record keeping services at such facilities. Under the administration agreement, Apollo Administration also performs, or oversees the performance of, AIC’s required administrative services, which include, among other things, being responsible for the financial records that AIC is required to maintain and preparing reports to AIC’s stockholders and reports filed with the Commission. In addition, Apollo Administration oversees AIC in determining and publishing AIC’s net asset value, oversees the preparation and filing of AIC’s tax returns and the printing and dissemination of reports to AIC’s stockholders, and generally oversees the payment of AIC’s expenses and the performance of administrative and professional services rendered to AIC by others.

Both AIM and Apollo Administration are indirect subsidiaries of Apollo Global Management, LLC, Affiliates of which are or will be the investment advisers to the Affiliated Funds.

C. EXISTING AFFILIATED FUNDS

The Existing Affiliated Funds are comprised of the following groups, all managed by controlled Affiliates of Apollo Global Management, LLC:

1. Private Equity: The private equity group’s primary investment focus is global private equity, traditional buyout and distress for control investing. The private equity group includes, among other entities that are currently in existence but that are not currently expected to participate in Co-Investment Transactions, the following Existing Affiliated Funds:

(a) Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P. These funds are all managed by Apollo Management VI, L.P.

(b) Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P. These funds are all managed by Apollo Management VII, L.P.

2. Capital Markets: The capital markets group was established to complement the private equity group’s business. The capital markets group includes the following Existing Affiliated Funds:

(a) Apollo Palmetto Strategic Partnership, L.P., which is managed by Apollo Capital Management, L.P.

(b) Apollo Credit Liquidity Fund, L.P., which is managed by Apollo Credit Liquidity Management, L.P.

(c) AP Investment Europe Limited and AIE EuroLux S.a.r.l. These funds are managed by Apollo Europe Management, L.P.

(d) Apollo Special Opportunities Managed Account, L.P., Apollo Strategic Value Master Fund, L.P., Lyxor/Apollo Distressed Fund Limited and Permal Apollo Value Investment Fund, Ltd. These funds are managed by Apollo SVF Management, L.P.

(e) Apollo Value Investment Master Fund, L.P., which is managed by Apollo Value Management, L.P.

(f) Apollo Asia Opportunity Master Fund, L.P., which is managed by Apollo Asia Management, L.P.

(g) Apollo Investment Europe II, L.P., which is managed by Apollo Europe Management, L.P.

(h) Apollo European Principal Finance Fund, L.P. and Apollo European Principal Finance Fund (Feeder), L.P., which are managed by Apollo EPF Management, L.P.

(i) Apollo Credit Opportunity Fund I, L.P. and Apollo Credit Opportunity Fund II, L.P., which are managed by Apollo Credit Opportunity Management, LLC.

(j) Apollo Credit Co-Invest II, L.P., Apollo Credit Co-Invest I, L.P. and ACLF Co-Investment Fund, L.P., which are direct investment vehicles and have no manager.

(k) Apollo Credit Senior Loan Fund, L.P., which is managed by Apollo Credit Management II GP, LLC.

(l) Apollo Principal Holdings IX, L.P., which is managed by Apollo Principal Holdings IX GP, Ltd.

(m) Apollo Principal Holdings V, L.P., which is managed by Apollo Principal Holdings V GP, LLC.

(n) Apollo/JH Loan Portfolio, L.P., which is managed by Apollo Credit Management II GP, LLC.

(o) Apollo/Palmetto Loan Portfolio, L.P., which is managed by Apollo Credit Management II, L.P.

(p) Apollo Senior Floating Rate Fund Inc., which is managed by Apollo Credit Management, LLC.

3. Private Equity/Capital Markets: Several Existing Affiliated Funds invest alongside certain existing private equity funds and directly in certain existing capital markets funds and in other sponsored or managed transactions. These Existing Affiliated Funds include:

(a) AP Alternative Assets, L.P., which is managed by AAA Guernsey Limited; and

(b) AAA Investments, L.P., which is managed by Apollo Alternative Assets, L.P.

4. Real Estate:

(a) Apollo Commercial Real Estate Finance, Inc. (“ACREFI”), which is managed by ACREFI Management, LLC, is a commercial real estate finance company that has been formed primarily to originate, invest in, acquire and manage senior performing commercial real estate mortgage loans, commercial mortgage-backed securities, commercial real estate corporate debt and loans and other real estate-related debt investments in the United States. In addition to ACREFI, Apollo Management (which is defined below) may seek to serve as the manager or sponsor of a series of real estate funds that focus on other opportunistic investments in distressed debt and equity recapitalization transactions, including corporate real estate, distress for control situations, and the acquisition and recapitalization of real estate portfolios, platforms, and operating companies including non-performing and deeply discounted loans.

(b) AGRE CMBS Fund, L.P., which is managed by AGRE CMBS Management LLC.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act. AGM and other certain companies affiliated with AGM that are not currently expected to participate in Co-Investment Transactions are collectively defined as “Apollo Management.”

In addition, each of the Existing Affiliated Funds is a Delaware limited partnership or Delaware corporation except as follows:

Maryland corporations:

•	Apollo Commercial Real Estate Finance, Inc.; and

•	Apollo Senior Floating Rate Fund Inc.

Cayman Island limited partnerships:

•	Apollo Asia Opportunity Master Fund, L.P.;

•	Apollo Strategic Value Master Fund, L.P.;

•	Apollo Value Investment Master Fund, L.P.;

•	Apollo Overseas Partners VI, L.P.;

•	Apollo Overseas Partners (Germany) VI, L.P.;

•	Apollo Overseas Partners VII, L.P.;

•	Apollo Investment Europe II, L.P.;

•	Apollo European Principal Finance Fund, L.P.;

•	Apollo European Principal Finance Fund (Feeder), L.P.;

•	Apollo Principal Holdings IX, L.P.; and

•	Apollo Credit Co-Invest I, L.P.

Alberta, Canada limited partnership:

•	ACLF Co-Investment Fund, L.P.

British Virgin Islands limited company:

•	Permal Apollo Value Investment Fund, Ltd.

Guernsey and Luxemburg entities:

•	AIE EuroLux S.a.r.l., a Luxemburg entity;

•	AAA Investments, L.P., a Guernsey limited partnership;

•	Lyxor/Apollo Distressed Fund Limited, a Guernsey limited liability company;

•	AP Investment Europe Limited, a Guernsey limited liability company; and

•	AP Alternative Assets, L.P., a Guernsey limited partnership.

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act, thus requiring exemptive relief to co-invest with the AIC Funds by virtue of the fact that the AIC Funds’ and the Affiliated Funds’ respective investment advisers/managers are under common control.

II. SCENARIOS REQUIRING RELIEF

A. OVERVIEW

Co-Investment Transactions involving one or more AIC Funds, on the one hand, and one or more Affiliated Funds, on the other hand, arise in a number of scenarios, including Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions, each of which is discussed and defined below.

Generally, opportunities for Co-Investment Transactions arise from time to time when AIM or AGM becomes aware of investment opportunities that may be suitable for both an AIC Fund and an Affiliated Fund. Each of the AIC Funds and the Existing Affiliated Funds has a primary investment mandate in addition to an overall broader mandate. Consistent with the policies and procedures designed to allocate investment opportunities in a fair and equitable manner adopted by AIM and AGM, AGM must make reasonable efforts to refer investment opportunities to the AIC Funds if such investment opportunity falls within any such AIC Funds’ primary investment mandate. However, the AIC Funds will not be obligated to invest, or co-invest, when investment opportunities are referred to them. Likewise, the AIC Funds and their respective investment managers must make reasonable efforts to refer investment opportunities to the Affiliated Funds if such investment opportunity falls within any such Affiliated Funds’ primary investment mandate and the Affiliated Funds will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

The AIC Funds’ primary investment mandates generally differ from those of any Existing Affiliated Fund and an investment opportunity that falls within an AIC Funds’ primary investment mandate will not typically simultaneously fall within any Existing Affiliated Funds’. However, there may be Future Affiliated Funds with the same primary investment mandates as the AIC Funds’ primary investment mandates. Either way, upon issuance of the requested Order, the AIC Funds and the Affiliated Funds may find it desirable to participate in Co-Investment Transactions from time to time. A specific protocol will apply to each type of Co-Investment Transaction, which protocol is designed to ensure the fairness to the AIC Fund of the specific type of Co-Investment Transaction.

B. BASIC CO-INVESTMENT TRANSACTIONS

A Basic Co-Investment Transaction (as defined below) occurs with regard to AIC when, as described above, AIM or AGM becomes aware of investment opportunities that may be suitable for both AIC and one or more Affiliated Funds, and, as a result, investment opportunities that are presented to an Affiliated Fund may be referred to an AIC Fund and vice versa. For each such referral, AIM will independently analyze and evaluate the investment opportunity as to its appropriateness for AIC. After AIM considers the factors applicable to each transaction, including among other things, AIC’s investment objective and strategies, any applicable investment restrictions, the amount AIC can invest in such investment, the relationship between the investment opportunity and AIC’s investment strategies, AIC’s available funds, the market conditions, any regulatory requirements, the extent of any potential required follow-on investment, the extent of the involvement of investment professionals at the company, and other pertinent factors particular to AIC, if it determines that the opportunity is suitable for AIC and an Affiliated Fund has also confirmed its desire to participate, AIC will only participate in such Co-Investment Transaction if the Board, after appropriate consideration, approves it (which are referred to as “Basic Co-Investment Transactions”).4

With respect to AIC Funds other than AIC (collectively, the “AIC Downstream Funds”), their respective investment managers will independently analyze and evaluate each investment opportunity referred to them by an Affiliated Fund. To the extent required under the conditions of this Application, each AIC Downstream Fund will have a transaction committee or an advisory committee with at least one member who is not affiliated with any AIC Fund or Affiliated Fund or who is an individual (otherwise unaffiliated with the AIC Downstream Fund or Apollo Management generally) engaged

[4]	For purposes of this Application, consideration by AIC’s Board may be effected by the unanimous approval of the Co-Investment Approval Committee, which would consist of a required majority of the directors eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (i.e., a committee of AIC’s Independent Directors representing (i) a majority of the Independent Directors of AIC and (ii) a majority of members of AIC’s Board who have no financial interest in such transaction, plan, or arrangement).

by the AIC Downstream Fund solely for the purpose of providing an independent role (an “Independent Party”) with veto power over investments with Affiliated entities. All Co-Investment Transactions between an AIC Downstream Fund and an Affiliated Fund must be approved by the AIC Downstream Fund’s Independent Party. Thus, in a Basic Co-Investment Transaction, if the applicable investment manager determines that the opportunity is suitable for an AIC Downstream Fund, and an Affiliated Fund has confirmed its desire to also participate, the investment manager will forward the opportunity to the AIC Downstream Fund’s Independent Party for consideration.

C. SYNDICATION TRANSACTIONS

1. Generally:

In the context of lending, “syndication” generally refers to an arrangement under which the amount to be borrowed by a prospective debtor in a specific tranche of a financing transaction is to be allocated among more than one lender. A syndication is ordinarily led by a single lender, the “arranger,” which distributes, or syndicates, portions of the loan to other members of the syndicate. The arranger may acquire the entire loan, as principal, and then sell portions of the loan to other participants in the syndicate. Alternatively, the arranger may acquire only its portion of the loan as a principal and syndicate the remainder of the loan as agent of the borrower.

2. Types of Syndication Transactions:

For purposes of the Application, Applicants categorize syndication transactions involving Co-Investment Transactions as Principal Syndications and Agency Syndications (as defined below, and collectively, “Syndication Transactions”). Syndication Transactions arise with regard to AIC when AIM becomes aware of investment opportunities that are suitable for AIC but are deemed to be, for among other reasons, too large (including, without limitation, by reason of AIC’s portfolio diversification standards), or the risk portfolio of the security makes taking the entire available amount inadvisable, for

AIC to invest in by itself. Only to the extent that AIC lacks the capacity to absorb the entire investment opportunity, or that AIM determines that it is in the best interest of AIC to limit its exposure in a particular investment scenario, would other lenders be considered for the investment.

When AIC determines to consider other lenders for an investment, AIC may nonetheless, in some cases, commit to acquire or acquire the full amount of a debt issuance from the issuer and then syndicate a portion of it to others persons (a “Principal Syndication”), and in other cases, AIC will act as lender and syndication arranger/agent, in which instance AIC will make a loan to a borrower of less than the amount sought by the borrower and AIC will initially fund the balance of the loan by syndicating the balance to other persons (an “Agency Syndication”).5 An AIC Downstream Fund may also complete a Principal Syndication or an Agency Syndication. The determination of whether AIC is to acquire the full amount of the issuance from the issuer or only a portion of it is based on, among other factors, whether the transaction is being expedited and whether AIC has time to syndicate portions prior to the close of the transaction.

In addition to making a principal investment in connection with a Syndication Transaction, when an AIC Fund acts as agent on a debt transaction, it may receive structuring or advisory fee income, some form of original issue discount or it may otherwise profit by acting as the originator in transactions with third parties. These fees are normally paid at the closing of the investment, are generally non-recurring and are recognized as revenue when earned upon closing of the investment. The AIC Fund may also receive structuring and commitment fees in an amount equal to a percentage of the capital committed by the AIC Fund and these structuring and commitment fees may be shared, in the AIC Fund’s discretion, with third party participants, including Affiliated Funds. The amount of such structuring and commitment fees payable to AIC Funds and Affiliated Funds is shared pro rata based on the amount of the respective commitments or investments, as applicable, made by the AIC Funds and the Affiliated Funds.

[5]	Syndication Transactions are a regular part of the lending environment in which AIC and other commercial lenders operate. The counterparties with whom AIC currently engages in Syndication Transactions include third parties, downstream affiliates or a combination of both. In certain cases, the Affiliated Funds and/ or AIC may participate in a syndication in which a third party acts as the syndicator. Such cases, however, are treated for purposes of this Application as Basic Co-Investment Transactions.

3. Ensuring Fairness in Syndication Transactions:

Upon issuance of the requested Order, after considering AIC’s investment objective and strategies, the relationship between the investment opportunity and AIC’s investment strategies, any applicable investment restrictions, the amount AIC can invest in such investment, AIC’s available funds, the market conditions, any regulatory requirements, the extent of any potential required follow-on investment, the extent of the involvement of investment professionals at the company, and other pertinent factors particular to AIC, if AIM determines that it is appropriate for AIC to syndicate a portion of an investment opportunity to an Affiliated Fund, AIM will forward the syndication opportunity to AIC’s Board for consideration. Upon receiving Board approval, AIC will complete a Principal Syndication or an Agency Syndication.

The AIC Downstream Funds would also be able to participate in Syndication Transactions with Affiliated Funds to the extent that their respective Independent Parties approve such transactions.

D. RATIONALE FOR BASIC CO-INVESTMENT TRANSACTIONS AND SYNDICATION TRANSACTIONS

AIC (and the AIC Downstream Funds) are currently the only investment vehicles sponsored by AGM or AIM that focus primarily on investments in mezzanine debt in U.S. private companies. While AIM does not currently provide investment advisory services to anyone else, its services to AIC under the investment advisory and management agreement are not exclusive and, accordingly, it or one of its affiliates may in the future, consistent with its applicable fiduciary duties, furnish similar services to other entities, including entities with investment objectives similar to AIC’s investment objective.

Though the primary investment mandate of the AIC Funds is generally different from that of the Existing Affiliated Funds, there nonetheless may be investment opportunities suitable for, and that meet the investment objectives of, both an AIC Fund and one or more of the Affiliated Funds. For example, while the Existing Affiliated Funds that acquire senior debt primarily acquire syndicated or liquid debt, they may, on occasion, acquire illiquid debt in private companies. In addition, as noted above, from time to time AIC may act as an agent on a particular credit facility, committing to all of the debt but syndicating some of its exposure to other lenders and receiving fee income in addition to making an investment in a portfolio company’s debt. The ability to syndicate a portion of such debt or commitments to Affiliated Funds would give AIC greater flexibility to pursue deals where AIC could act as agent and source opportunities in concert with making an investment consistent with AIC’s investment objective and would give AIC more opportunities to provide capital to middle market companies, which AIC believes currently have limited access to capital from traditional lending sources. Depending on prevailing market conditions, it would also result in increased income to AIC, a wider universe of investment opportunities and a greater ability to structure deal terms that are favorable to AIC. AIC believes that all of these benefits could, in turn, potentially enhance value for AIC’s stockholders without exposing them to the types of abuses sought to be remedied by Section 57(a).

Indeed, AIC’s inability to co-invest with the Affiliated Funds could potentially result in the loss of beneficial investment opportunities for AIC and, in turn, adversely affect AIC’s stockholders. For example, absent the issuance of the requested Order, AIC may lose some investment opportunities where it cannot provide and/ or facilitate “one-stop” financing to potential portfolio companies.

In addition, the Code imposes diversification requirements on companies, such as AIC, that seek certain favorable tax treatment under Subchapter M of the Code, and consequently, in some circumstances AIC might not be able to commit to the entire amount of financing sought by a potential portfolio company. Companies would likely reject an offer of funding by AIC due to its inability to commit the full amount of financing required by the company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which AIC’s investment limits require AIM to arrange a syndication with unaffiliated entities, AIC would likely have to forego fewer suitable investment opportunities, i.e., the ability of AIC to co-invest with Affiliated Funds will increase the number of investment opportunities accessible to AIC.

The BDC structure elected by AIC was created by Congress in 1980 to encourage investment in small- and middle-market companies in order to increase the flow of capital to small, growing businesses. Current credit market conditions have led to a decline in the availability of capital, making it more difficult for BDCs, such as AIC, to raise capital. Simultaneously, the market turbulence has created more opportunities for AIC to make investments consistent with its investment objective and allowed AIC to focus on transactions where its competitive advantages are strongest. The ability to commit larger amounts of financing to portfolio companies in a co-investment situation would give AIC greater flexibility to make larger financing commitments, which would, among other things, increase income and the ability to obtain more favorable investment terms and protections for AIC and provide better access to due diligence information for AIC. In addition, increasing the opportunities available to AIC with a co-investment structure would generate greater deal flow, broaden the market relationships of AIC, and allow AIC to be more selective in choosing its investments so that AIC can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure could all potentially create enhanced value for stockholders of AIC without exposing them to the types of abuses sought to be remedied by Section 57(a).

The Board believes that AIM, which is led by a team of dedicated and experienced investment professionals, is able to leverage Apollo Management’s current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms to provide AIC with attractive investment opportunities. In addition to deal flow, Apollo Management’s investment platform assists AIM in analyzing, structuring and monitoring investments. Apollo Management’s senior principals have worked together for over 20 years and lead a team of 418 employees, including 140 investment professionals, as of June 30, 2010. AIC has access to this team, which possesses a broad range of transactional, financial, managerial and investment skills and has offices in New York, Los Angeles, London, Frankfurt, Luxembourg, Singapore and Mumbai. The ability to co-invest with the Affiliated Funds on the terms and conditions outlined in this Application would give AIC the opportunity to more effectively leverage these resources and would give it greater flexibility to pursue attractive investments and greater diversity than would otherwise have been unavailable to AIC alone. AIC believes that this could potentially benefit AIC’s stockholders while helping to ensure that any such co-investment transactions are “consistent with the provisions, policies, and purposes of the Act” and provide for participation by AIC not “on a basis different from or less advantageous than that of other participants.”

AGM and its controlled Affiliates that manage the Affiliated Funds are exposed to a large number of investment opportunities that could potentially be suitable for and attractive to AIC. Applicants believe that if AIC were able to co-invest with the Affiliated Funds to the extent contemplated in this Application, AIC could access potentially accretive investment opportunities that might not otherwise be available to it. In such cases, AIM would independently analyze the suitability of such potential investment vis-à-vis AIC’s investment objective, the availability of liquidity and capital, and the state of its investment portfolio at that time. Based on such analyses (performed separately for each such investment proposal), AIM would determine which opportunities are consistent with AIC’s investment objective and present such opportunities for the consideration of the Board in accordance with the terms of this Application.

In addition, AIM will present to the Board, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter of which AIM personnel were aware and in which if both an Affiliated Fund and an AIC Fund were to invest would be deemed a Co-Investment Transaction requiring an exemption under this Application that: (i) fell within AIC’s then current primary investment mandate and met certain criteria, determined by the Board from time to time for the purpose of this reporting requirement, including, without limitation, related to the asset class, expected minimum rate of return, liquidity, available capital and size of the investment, other available investment opportunities in the market, its status as a “qualified asset” as defined by Section 55(a) of the Act, as well as any control or management rights available to AIC; and (ii) were not made available to AIC, as well as an explanation of why the investment opportunities were not offered to AIC. AIC believes it is appropriate to set certain criteria related to asset class, minimum return, liquidity, available capital and size of investment, other available investment opportunities, status as a “qualified asset,” as well as any control or management rights available to AIC in connection with the provision of this information. Investment vehicles that are not subject to any leverage restrictions (like many of the Affiliated Funds) can pursue a lower return than what AIC generally pursues given its leverage restrictions. The Affiliated Funds may also pursue investments with more liquidity or of a larger size than AIC generally pursues given its investment mandates and BDC status. As discussed, co-investment would be in the best interests of stockholders of AIC, and maintaining the described parameters ensures that the Board will be able to focus only on those opportunities in which AIC may actually choose to invest instead of being overwhelmed by information relating to other opportunities that would not be pursued by AIC. Such criteria may change over time as market conditions and AIC’s available capital change and, as a result, AIC believes that, for purposes of this reporting requirement, the Board should set the parameters from time to time.

The same rationale supporting AIC’s participation in Basic Co-Investment Transactions and Syndication Transactions also applies to participation by the AIC Downstream Funds in Basic Co-Investment Transactions and Syndication Transactions. Although the AIC Downstream Funds ordinarily will not have boards of directors in the traditional corporate sense or as contemplated under the Act, each AIC Downstream Fund has an Independent Party that will perform the same type of analyses and make the same types of determinations in accordance with the conditions of this Application, as set forth in Section II.L. hereof, regarding a prospective Basic Co-Investment Transaction or Syndication Transaction as AIC’s Board would perform under the circumstances indicated above.

In addition to the foregoing, as described above, one or more AIC Funds may also co-invest with the other AIC Funds or with an Affiliated Fund. With respect to any Co-Investment Transaction among the AIC Funds, no relief is required because the AIC Funds’ affiliation with each other results solely from AIC’s control of the AIC

Downstream Funds. As a result, Co-Investment Transactions among the AIC Funds would be exempt from the affiliated transaction prohibitions of Section 57(a) pursuant to Rule 57b-1.

E. JOINT FOLLOW-ON TRANSACTIONS AND JOINT EXIT TRANSACTIONS

1. Mechanics:

There may be instances where an AIC Fund and an Affiliated Fund find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4). In these scenarios, no issue arose under Section 57 when the original investments were made, and it is possible that either or both funds may exit the investment or complete an additional investment in that portfolio company, consisting of a debt or equity investment or warrants, or the exercise of conversion privileges or other similar rights to acquire additional securities of or interests in the issuer (any such additional investment, a “Follow-On Investment”), also without implicating Section 57(a), in which case relief of the type being sought in this Application would not be required. If, however, either the AIC Fund or the Affiliated Fund wishes to exit the investment, or make a Follow-On Investment in that portfolio company, and Section 57(a)(4) is implicated (those situations where Section 57(a)(4) was not implicated when the initial investments were made, but where Section 57(a)(4) is implicated in connection with the exit from, or additional acquisition of, such investment are referred to as “Joint Exit Transactions” and “Joint Follow-On Transactions,” respectively), the procedures set forth below must be followed to ensure fairness.

2. Ensuring Fairness in Joint Follow-On Transactions and Joint Exit Transactions:

Upon issuance of the requested Order, Joint Follow-On Transactions and Joint Exit Transactions may arise as described above. In connection with Joint Follow-On Transactions and Joint Exit Transactions, the following protocols are designed to ensure the fairness of those transactions to the participating AIC Fund: (1) where each of an AIC Fund and an Affiliated Fund holds the same investment, no Affiliated Fund or AIC Fund will be permitted to engage in a Joint Exit Transaction or a Joint Follow-On Transaction without obtaining the approvals specified in (2) below unless each Affiliated Fund and each AIC Fund disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment; (2) where each of an AIC Fund and an Affiliated Fund holds the same investment and the proposed participation of any Affiliated Fund or any AIC Fund in a proposed Joint Exit Transaction or Joint Follow-On Transaction is disproportionate to its existing holding of such investment (except in situations where an investment manager of an AIC Fund determines that the AIC Fund should not participate in such proposed transaction), or if any investment manager of an AIC Fund determines to dispose of such AIC Fund’s investment, then the AIC Fund’s investment manager (AIM in the case of AIC) will formulate a recommendation as to the participation of the AIC Fund in the proposed transaction and submit the recommendation to the Board, in the case of AIC, or the Independent Party, in the case of an AIC Downstream Fund, to make the same determination that it would be required to make in connection with the approval of a Basic Co-Investment Transaction, modified as appropriate to apply to dispositions and Follow-On Investments, in accordance with the conditions of this Application as set forth in Section II.L. hereof; (3) where an Affiliated Fund and an AIC Fund hold different investments in the same issuer, the Affiliated Fund may not complete a Joint Follow-On Transaction until the AIC Fund has been notified of the proposed transaction and, to the extent such AIC Fund desires to participate in such Joint Follow-On Transaction, the Adviser to the Affiliated Fund has requested that the same Joint Follow-On Investment opportunity be offered to the AIC Fund on the same terms, to the extent applicable, as are offered to the Affiliated Fund; and (4) where an Affiliated Fund and an AIC Fund hold different investments in the same issuer, the Affiliated Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only after the AIC Fund that did not hold the investment in question is notified of the proposed disposition and, to the extent such AIC Fund desires to participate in such Joint Exit Transaction, the Adviser to the Affiliated Fund has requested that the same Joint Exit Transaction opportunity be offered to the AIC Fund on the same terms, to the extent applicable, as are offered to the Affiliated Fund.6 In connection with an AIC Fund’s determination to participate in any of the Joint Exit Transactions or Joint Follow-On Transactions described in (1) and (2) above, the Board of AIC, or the Independent Party of the AIC Downstream Fund, as applicable, must make the same determination that it would be required to make in connection with the approval of a Basic Co-Investment Transaction, modified as appropriate to apply to dispositions and Follow-On Investments, in accordance with the conditions of this Application as set forth in Section II.L. hereof.

F. RATIONALE FOR JOINT EXIT TRANSACTIONS AND JOINT FOLLOW-ON TRANSACTIONS

As described above, an AIC Fund and an Affiliated Fund may find themselves holding investments in the same portfolio company of the same or a different class, but where the respective acquisitions of those investments did not implicate the joint transaction proscriptions of Section 57(a)(4), and therefore the investments were not made through a Co-Investment Transaction. As the Co-Investment Transaction model is not implicated in these situations, a question arises as to how to ensure that an exit from or a Follow-On Investment in a portfolio company in this situation is made on terms that are fair and equitable and do not harm AIC’s stockholders or an AIC Downstream Fund’s interest holders, as applicable. A method for exiting and completing Follow-On Investments in the described situation is necessary because at times it will be in the best interests of the stockholders of AIC and the interest holders of the AIC Downstream

[6]	In both (3) and (4) above, where an AIC Fund seeks to complete a follow-on investment or exit an investment in which an Affiliated Fund holds a different investment in the same portfolio company, the AIC Fund may proceed without regard to the Affiliated Fund.

Funds to be able to exit from, and complete follow-on investments in, investments when an Affiliated Fund holds a different investment in the same issuer and such investments were acquired under circumstances that did not implicate Section 57(a)(4). If the respective funds are not able to exit such investments or complete follow-on investments in respect of such investments, then the respective funds may be forced to hold an investment when it is no longer viewed as potentially accretive (in the case of exits) or when more attractive investment opportunities are available (in the case of follow-on investments).

With respect to Joint Follow-On Transactions, Applicants believe that the conditions set forth herein would provide appropriate stockholder protection. The fact that the Joint Follow-On Transaction would be effected at a time when the AIC Fund and the Affiliated Fund already have respective positions in the portfolio company would seem to be ably addressed by the requirement that AIC’s Board, or the Independent Party of a AIC Downstream Fund, as applicable, be notified, in the case of different investments in the same issuer, or, where the same securities are held, make certain findings regarding the fact that the proposed Joint Follow-On Transaction is in the best interests of AIC’s stockholders and an AIC Downstream Fund’s interest holders, as applicable.

With respect to Joint Exit Transactions, Applicants see no basis to impose greater restrictions than those that would be imposed under the traditional co-investment order templates. There will be times when it will be in the best interests of AIC’s stockholders, or an AIC Downstream Funds’ interest holders, for the AIC Fund to divest of a position also held by an Affiliated Fund. Assuming, as Applicants do here, that the AIC Fund and the Affiliated Fund came to and have maintained their respective positions in the portfolio company separately (i.e., Section 57(a)(4) has not been implicated prior to seeking the disposition in question), the layering of additional conditions to a disposition would serve no stockholder protection or policy purpose. Stated differently, the fact that the various conditions typically imposed on the acquisition side of a co-investment program were not applicable to the disjointed acquisitions here should not impact or change the analysis. Those conditions have historically been imposed to ensure that investments made under circumstances which Congress in Section 57(a)(4) identified as presumptively abusive - i.e., where a BDC and an affiliate are acting jointly by investing in the same issuer in some concerted way—were the subject of a protocol designed to prevent the abuse through specific limitations and proactive board involvement, as appropriate. Where, as here, no such presumptively abusive transaction has occurred as a predicate, imposition of the conditions would seem to gratuitously impose a burden for a problem that does not exist. As a result, Applicants believe that applying conditions to the exit itself, but not adding any other additional conditions, appropriately protects the interests of AIC’s stockholders and the AIC Downstream Funds’ interest holders.

G. APPLICABLE LAW

1. Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Sections 57(a)(2) and (4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: “(C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.”

3. Sections 57(c) and 57(a)(2).

Section 57(c) provides that the Commission will exempt a proposed transaction from Section 57(a) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the Act. Applicants believe that the requested relief from Section 57(a)(2) meets these standards for the reasons discussed below.

Section 57(a)(2) makes it unlawful for certain persons related to a BDC in the manner set forth in Section 57(b), acting as principal knowingly to purchase from the BDC or from any company controlled by the BDC any security (except securities of which the seller is the issuer).

H. NEED FOR RELIEF

Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Further, Principal Syndications would be prohibited by Sections 57(a)(2) without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.

The AIC Funds and each of the Affiliated Funds may be deemed to be affiliated persons within the meaning of Section 2(a)(3) by reason of common control because (i) controlled Affiliates of AGM manage each of the Affiliated Funds, (ii) AGM controls AIM, which manages AIC pursuant to the Investment Advisory Agreement, and (iii) in the future one or more AIC Downstream Fund may be managed by certain of AIC’s subsidiaries. Thus, each of the Affiliated Funds could be deemed to be a person related to the AIC Funds in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions.

Further, those Syndication Transactions that are Principal Syndications, in which the AIC Fund commits to acquire or acquires the full amount of a debt issuance from the issuer and then syndicates or sells a portion of it to an Affiliated Fund, could be prohibited by Section 57(a)(2) without a prior exemptive order of the Commission under Section 57(c). In those instances, the Affiliated Fund could be determined to knowingly purchase a security from a BDC.

I. REQUESTED RELIEF

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in the Application, pursuant to Sections 57(c) and (i) and Rule 17d-l to permit the AIC Funds to participate in (i) Basic Co-Investment Transactions; (ii) Syndication Transactions; (iii) Joint Follow-On Transactions; and (iv) Joint Exit Transactions.

J. APPLICANT’S LEGAL ANALYSIS

In accordance with Section 57(c) and Rule 17d-1 (made applicable to BDCs pursuant to Section 57(i)), the Commission may grant the requested relief as to any particular principal or joint transaction if it finds that the participation of the AIC Funds (or any person they control) in the principal or joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants.

As required by Section 57(c) and Rule 17d-1(b), the terms and conditions proposed in the Application ensure that the terms on which Basic Co-Investment Transactions, Syndication Transactions, Joint Follow-On Transactions and Joint Exit Transactions may be made will be consistent with the participation of the AIC Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the stockholders or interest holders of any participant from being disadvantaged. For each Co-Investment Transaction, other than Syndication Transactions (which, as discussed above, will effectively be managed according to the needs of AIC and, to the extent that they participate in such transactions, one or more of the AIC Downstream Funds), one or more of the AIC Funds and one or more of the Affiliated Funds will be offered the opportunity to participate in the Co-Investment

Transaction. If the investment opportunity involves a single security of the issuer, then the applicable AIC Fund and the Affiliated Fund would invest according to fair and equitable principals of allocation established by the respective investment advisers for the AIC Funds and the Affiliated Funds; where an investment opportunity falls within the primary investment mandate of an AIC Fund or an Affiliated Fund, that Fund will have first priority to the investment opportunity and the remainder will be allocated to all other Funds on a pro rata basis, according to the target amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment.

The terms and conditions will ensure that all Co-Investment Transactions are reasonable and fair to the AIC Funds and do not involve overreaching by any person concerned, including AIM. The decision for AIC to participate in any Co-Investment Transaction will be based on the recommendation of AIM and the approval of a required majority of the directors eligible to vote on the Co-Investment Transaction within the meaning of Section 57(o) (the “Eligible Directors”) of AIC’s Board, or in the case of any AIC Downstream Fund, based on the recommendation of its investment manager and the approval of its Independent Party.

In addition, Section 57(c) authorizes the Commission to exempt a proposed transaction from Section 57(a)(2) if evidence establishes that: (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; and (2) the proposed transaction is consistent with the policy of the business development company concerned and consistent with the general purposes of the Act. In the case of Syndication Transactions that are Principal Syndications and therefore implicate Section 57(a)(2), the AIC Fund will only effect such syndication if AIC’s Board or an AIC Downstream

Fund’s Independent Party, as applicable, after appropriate consideration, approves it. As a result, the terms of these transactions, including the consideration to be paid or received, are by definition reasonable and fair and do not involve overreaching.

K. PRECEDENTS

The Commission has granted co-investment relief on numerous occasions in recent years.7 Although allocation formulae, approval procedures and presumptions may differ in detail as a result of circumstances and structures being different for each applicant, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

L. CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

[7]

Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (Nov. 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners. L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

1.	(a)	If considering an investment opportunity that could result in a Co-Investment Transaction, the investment adviser of the AIC Fund, AIM in the case of AIC, and, in the case of an AIC Downstream Fund, the AIC Downstream Fund’s investment manager, as applicable (AIM or such AIC Downstream Fund’s investment manager, its “Adviser”), will make an independent determination of the appropriateness of the AIC Fund’s participation in such Co-Investment Transaction in light of such AIC Fund’s then-current circumstances.

	(b)	If the Adviser deems the AIC Fund’s participation in any such investment opportunity to be suitable for the AIC Fund, it will then determine an appropriate level of investment for the AIC Fund. For all Co-Investment Transactions, except for Syndication transactions, the amount of the investment opportunity will be allocated with first priority to any AIC Fund or Affiliated Fund for which the investment opportunity is a primary investment mandate, if any, and then pro rata, thereafter, based on the target amount that each such party would have invested if the amount of the investment opportunity was sufficient to satisfy each party’s proposed investment. In connection with an AIC Fund’s participation in a Co-Investment Transaction, the Adviser will provide the Eligible Directors, or the Independent Party, as applicable (each the “Required Approver”), with information concerning the Affiliated Funds’ investment amounts to assist the Required Approver with its review of the AIC Fund’s investments for compliance with these allocation procedures.

	(c)	After making the determinations required in (a) and (b) above, the Adviser will distribute written information concerning the Co-Investment

Transaction, including the amount proposed to be invested by any Affiliated Fund, to the Required Approver for its consideration and will assist the Required Approver with its review of compliance with these allocation procedures. For such Co-Investment Transactions, an AIC Fund will co-invest with an Affiliated Fund only if, prior to the AIC Fund’s participation in the Co-Investment Transaction the Required Approver concludes that:

(i)	the terms of the Co-Investment Transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching in respect of the AIC Fund or its stockholders (in the case of AIC) or its interest holders (in the case of an AIC Downstream Fund);

(ii)	the Co-Investment Transaction is consistent with:

	(A)	the interests of AIC’s stockholders or an AIC Downstream Fund’s interest holders, as applicable; and

	(B)	the AIC Fund’s investment objective and strategies (which in the case of AIC shall be as described in AIC’s registration statements on Form N-2 and other filings made with the Commission by AIC under the Securities Act of 1933, any reports filed by AIC with the Commission under the Securities Exchange Act of 1934 and AIC’s reports to stockholders);

(iii)	the investment by the Affiliated Fund(s) would not disadvantage the AIC Fund, and participation by the AIC Fund is not on a basis different from or less advantageous than that of such Affiliated

Fund(s); provided, that if an Affiliated Fund, but not the AIC Fund, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer, the right to provision of information or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Approver from reaching the conclusions required by this condition (1)(c)(iii), if:

		(A)	the Required Approver shall have the right to ratify the selection of such director or board observer, if any, and

		(B)	the Adviser agrees to, and does, provide periodic reports to the Required Approver with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company, subject to any applicable confidentiality restrictions; and

	(iv)	the proposed investment by the AIC Fund will not benefit AIM, AGM or any Affiliated Fund or any affiliated person thereof (other than the participating Affiliated Fund), except to the extent permitted under Sections 17(e) and 57(k) of the Act.

(d)	The AIC Fund has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount offered to the AIC Fund.

(e)	The Adviser will present to the Required Approver, on a quarterly basis, a record of all investments made by Affiliated Funds during the preceding quarter of which AIM personnel were aware and in which if both an Affiliated Fund and an AIC Fund were to invest would be deemed a Co-Investment Transaction requiring an exemption under this Application that (i) fell within the AIC Fund’s then current primary investment mandate and met certain criteria determined by the Required Approver from time to time for the purpose of this reporting requirement related to regions or industries of investment focus, asset class, expected minimum rate of return, liquidity, available capital and size of the investment, other potential opportunities and its status as a “qualified asset” as defined by Section 55(a) of the Act, as well as any control or management rights available to the AIC Fund and (ii) were not made available to the AIC Fund, as well as an explanation of why the investment opportunities were not offered to the AIC Fund. All information presented to the Board pursuant to this condition will be kept by AIM or AIC for the life of AIC and at least two years thereafter, and will be subject to examination by the Commission and its staff.

2. Except for Follow-On Investments made pursuant to condition 5 below, no AIC Funds will invest in reliance on the exemptive terms of the Order in any portfolio company in which AIM, AGM, Apollo Management or any Affiliated Fund or any affiliated person thereof is a current investor.

3. The AIC Funds will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of investments to be purchased, settlement date and registration rights (if any) will be the same for the AIC Fund and the Affiliated Fund participating in such Co-Investment Transaction. The grant to an Affiliated Fund, but not an AIC Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors, the right to provision of information or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 3, if conditions 1(c)(iii)(A) and (B) are met.

4.	(a)	Except as described below, no Affiliated Fund or AIC Fund will sell, exchange, or otherwise dispose of any interest in the same security that was acquired by an AIC Fund and the Affiliated Fund in a Co-Investment Transaction, or that would be considered a Joint Exit Transaction unless, subject to the following sentence, each Affiliated Fund and each AIC Fund disposes of its interest in such investment at the same time, for the same unit consideration, on the same terms and conditions, and in amounts proportionate to its respective holding of such investment.[8] If the proposed participation of any Affiliated Fund or any AIC Fund in a proposed disposition is disproportionate to its existing holding of such investment (except in situations where an Adviser determines that the AIC Fund that it manages should not participate in such proposed transaction), the Adviser shall formulate a recommendation as to the participation of the AIC Fund in the proposed transaction and submit the recommendation to the Required Approver. The recommendation will include an explanation of why the AIC Fund or the Affiliated Fund, as applicable, is not participating to the extent of its proportionate amount. No AIC Fund shall participate in a disproportionate disposition of an investment

[8]

However, where the issuer of the investment in question makes an exchange, rights or tender offer to all holders of the investment in question, or where an Affiliated Fund or an AIC is disposing of its investment in a liquid or open market, the AIC Fund or the Affiliated Fund may exit or otherwise participate in the investment regardless of whether the other fund exits or participates, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment, whether by circumstance, contract or otherwise, (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) an AIC Fund and an Affiliate Fund would not need to comply with the procedures set forth in this condition 4.

acquired pursuant to the Order or engage in a Joint Exit Transaction in a disproportionate amount to an Affiliated Fund (except in situations where an Adviser determines that the AIC Fund that it manages should not participate in such proposed transaction) unless the Required Approver has made the determinations set forth in condition 1 above (modified as appropriate to apply to dispositions).

	(b)	If an Affiliated Fund and an AIC Fund hold different investments in the same issuer, the Affiliated Fund may sell, exchange, or otherwise dispose of its investment in such issuer in a Joint Exit Transaction only if prior notice of such disposition is provided to the Adviser and, to the extent such AIC Fund desires to participate in such Joint Exit Transaction, the Adviser to the Affiliated Fund has requested that the same Joint Exit Transaction opportunity be offered to the AIC Fund on the same terms, to the extent applicable, as are offered to the Affiliated Fund.[9]

5.	(a)	Except as described below, where an Affiliated Fund and an AIC Fund hold the same security of an issuer, no Affiliated Fund may make a Follow-On Investment or engage in a Joint Follow-On Transaction unless the Affiliated Fund and each AIC Fund makes such Follow-On Investment or engages in such Joint Follow-On Transaction at the same time and in amounts proportionate to their respective holdings of such investments. If an Affiliated Fund anticipates engaging in a Joint Follow-On Transaction or participating in a Follow-On Investment in an amount disproportionate to its holding, the Affiliated Fund will advise the Adviser of its intention to make a disproportionate Follow-On Investment or Joint Follow-On Transaction. The Adviser will formulate a recommendation as to the proposed Follow-On Investment or Joint Follow-On Transaction by the

[9]

However, as stated above, where the issuer of the investment in question makes an exchange, rights or tender offer to all holders of the investment in question, or where an Affiliated Fund or an AIC is disposing of its investment in a liquid or open market, the AIC Fund or the Affiliated Fund may exit or otherwise participate in the investment regardless of whether the other fund exits or participates, without complying with the following terms. Similarly, where there is an involuntary disposition of the investment, whether by circumstance, contract or otherwise, (for example, as a result of a bankruptcy proceeding or a contractual “drag along” provision pursuant to which a unaffiliated third party can require a sale) an AIC Fund and an Affiliate Fund would not need to comply with the procedures set forth in this condition 4.

AIC Fund and submit the recommendation to the Required Approver of the AIC Fund (except in situations where an Adviser determines that the AIC Fund that it manages should not participate in such proposed transaction). That recommendation will include an explanation why an Affiliated Fund is not participating to the extent of, or exercising, its proportionate amount. Prior to any such disproportionate Follow-On Investment or Joint Follow-On Transaction, an AIC Fund must obtain approval for the transaction (except in situations where an Adviser determines that the AIC Fund that it manages should not participate in such proposed transaction) as set forth in condition 1 above (modified as appropriate to apply to Follow-On Investments). Transactions pursuant to this condition 5 will be subject to the other conditions set forth in the Application.

(b)	If an Affiliated Fund and an AIC Fund hold different investments in the same issuer, no Affiliated Fund may complete a Joint Follow-On Transaction until the AIC Fund has been notified of the proposed transaction and, to the extent such AIC Fund desires to participate in such Joint Follow-On Transaction, the Adviser to the Affiliated Fund has requested that the same Joint Follow-On Investment opportunity be offered to the AIC Fund on the same terms, to the extent applicable, as are offered to the Affiliated Fund.

6. The Required Approver will be provided quarterly for review a record of all investments made by Affiliated Funds during the preceding quarter of which AIM personnel were aware and in which if both an Affiliated Fund and an AIC Fund were to invest would be deemed a Co-Investment Transaction requiring an exemption under this Application that (i) fell within the AIC Fund’s then current primary investment mandate and met certain criteria determined by the Required Approver from time to time for the purpose of this reporting requirement related to the asset class, expected minimum rate of return, liquidity and size of the investment, as well as any control or management rights available to the AIC Fund and (ii) were not made available to the AIC Fund, as well as an explanation of why the investment opportunities were not offered to the AIC Fund, so that the Required Approver may determine whether the conditions of the order have been met.

7. AIC will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

8. No Independent Director will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the Act) of any AIC Downstream Fund or any Affiliated Fund.

9. The expenses, if any, associated with acquiring, holding or disposing of any investments acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall be shared by the co-investors in proportion to the relative amounts of their investments to be acquired or disposed of, as the case may be.

10. Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 57(k)(2) of the Act, and administration fees) received in connection with any Co-Investment Transaction will be given to each AIC Fund participating on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Affiliated Fund or an AIC Fund pending consummation of the transaction, the fee will be deposited into an account maintained by the Affiliated Fund or AIC Fund at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will be divided pro rata among the participants based on the amount they invest in such Co-Investment Transaction. The Affiliated Funds, AGM, AIM or an Affiliate of the foregoing (other than the AIC Funds) will not receive additional compensation or remuneration of any kind (other than (i) the transaction fees described above (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 57(k)(2) of the Act, and administration fees) and (ii) investment advisory fees paid in accordance with investment advisory agreements with each Affiliated Fund or AIC Fund, as applicable) as a result of or in connection with a Co-Investment Transaction.

III. PROCEDURAL MATTERS

A. COMMUNICATIONS

Please address all communications concerning this Application and the Notice and Order to:

Patrick J. Dalton

President and Chief Operating Officer

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

and

John J. Suydam

Chief Legal Officer and Vice President

Apollo Investment Corporation

9 West 57th Street

New York, NY 10019

(212) 515-3450

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

(202) 383-0176

B. AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that AIC, by resolutions duly adopted by its Board on February 3, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission an application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the Application on behalf of the AIC Funds and Affiliated Funds being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable AIC Fund or Affiliated Fund; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 17th day of November, 2010.

APOLLO INVESTMENT CORPORATION

By	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Chief Legal Officer and Vice President

APOLLO INVESTMENT CORPORATION

APOLLO ASSET MANAGEMENT, LLC

AIC CREDIT OPPORTUNITY FUND LLC

APOLLO INVESTMENT MANAGEMENT, L.P.

APOLLO MANAGEMENT VI, L.P.

APOLLO MANAGEMENT VII, L.P.

APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.

APOLLO CAPITAL MANAGEMENT, L.P.

APOLLO SVF MANAGEMENT, L.P.

APOLLO VALUE MANAGEMENT, L.P.

APOLLO ASIA MANAGEMENT, L.P.,

APOLLO EUROPE MANAGEMENT, L.P.

APOLLO EPF MANAGEMENT, L.P.

APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.

APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC

AGRE CMBS MANAGEMENT LLC

APOLLO CREDIT ADVISORS, L.P.

APOLLO CREDIT ADVISORS II, LLC

APOLLO CREDIT LIQUIDITY ADVISORS, L.P.

APOLLO CREDIT MANAGEMENT II, L.P.

APOLLO CREDIT MANAGEMENT (CLO), LLC

APOLLO CREDIT MANAGEMENT II GP, LLC

APOLLO CREDIT OPPORTUNITY ADVISORS I, L.P.

APOLLO CREDIT OPPORTUNITY ADVISORS II, L.P.

APOLLO EPF ADVISORS, L.P.

APOLLO PALMETTO ADVISORS, L.P.

APOLLO PALMETTO ATHENE ADVISORS, L.P.

APOLLO PALMETTO MANAGEMENT, LLC

APOLLO PRINCIPAL HOLDINGS IX GP, LTD.

APOLLO PRINCIPAL HOLDINGS V GP, LLC

APOLLO CREDIT MANAGEMENT, LLC

APOLLO ALTERNATIVE ASSETS, L.P.

APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.

APOLLO CREDIT LIQUIDITY FUND, L.P.

ACLF CO-INVESTMENT FUND, L.P.

AP INVESTMENT EUROPE LIMITED

APOLLO STRATEGIC VALUE MASTER FUND, L.P.

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

APOLLO VALUE INVESTMENT MASTER FUND, L.P.

APOLLO ASIA OPPORTUNITY MASTER FUND, L.P.

APOLLO INVESTMENT EUROPE II, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.

APOLLO CREDIT OPPORTUNITY FUND I, L.P.

APOLLO CREDIT OPPORTUNITY FUND II, L.P.

APOLLO CREDIT CO-INVEST II, L.P.

APOLLO INVESTMENT FUND VI, L.P.

APOLLO OVERSEAS PARTNERS VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

APOLLO INVESTMENT FUND VII, L.P.

APOLLO OVERSEAS PARTNERS VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.

APOLLO INVESTMENT FUND (PB) VII, L.P.

ACREFI MANAGEMENT, LLC

APOLLO CREDIT CO-INVEST I, L.P.

AAA INVESTMENTS, L.P.

AGRE CMBS FUND L.P.

APOLLO CREDIT SENIOR LOAN FUND, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND (FEEDER), L.P.

APOLLO PRINCIPAL HOLDINGS IX, L.P.

APOLLO PRINCIPAL HOLDINGS V, L.P.

APOLLO/PALMETTO LOAN PORTFOLIO, L.P.

LYXOR/APOLLO DISTRESSED FUND LIMITED

PERMAL APOLLO VALUE INVESTMENT FUND, LTD.

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

AP ALTERNATIVE ASSETS, L.P.

By:	/s/ Marc Rowan
Name:	Marc Rowan
Title:	Director

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

AIE EUROLUX S.A.R.L.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Class A Manager

By:	/s/ M. Kidd
Name:	M. Kidd
Title:	Class B Manager

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

APOLLO/JH LOAN PORTFOLIO, L.P.

By:	/s/ Josh Harris
Name:	Josh Harris
Title:	Authorized Person

STATE OF NEW YORK	)
)
COUNTY OF NEW YORK	)

The undersigned states that he has duly executed the attached application dated as of November 17, 2010 for and on behalf of Apollo Investment Corporation; that he is the Chief Legal Officer and Vice President of such company; and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Chief Legal Officer and Vice President

STATE OF NEW YORK

COUNTY OF NEW YORK

The undersigned states that he has duly executed the attached application dated as of November 17, 2010 for and on behalf of Apollo Asset Management, LLC, AIC Credit Opportunity Fund LLC, Apollo Investment Management, L.P., Apollo Management VI, L.P., Apollo Management VII, L.P., Apollo Global Real Estate Management, L.P., Apollo Capital Management, L.P., Apollo SVF Management, L.P., Apollo Value Management, L.P., Apollo Asia Management, L.P., Apollo Europe Management, L.P., Apollo EPF Management, L.P., Apollo Credit Liquidity Management, L.P., Apollo Credit Opportunity Management, LLC, AGRE CMBS Management LLC, Apollo Credit Advisors, L.P., Apollo Credit Advisors II, LLC, Apollo Credit Liquidity Advisors, L.P., Apollo Credit Management II, L.P., Apollo Credit Management (CLO), LLC, Apollo Credit Management II GP, LLC, Apollo Credit Opportunity Advisors I, L.P., Apollo Credit Opportunity Advisors II, L.P., Apollo EPF Advisors, L.P., Apollo Palmetto Advisors, L.P., Apollo Palmetto Athene Advisors, L.P., Apollo Palmetto

Management, LLC, Athene Asset Management, LLC, Apollo Principal Holdings IX GP, Ltd., Apollo Principal Holdings V GP, LLC, Apollo Credit Management, LLC, Apollo Alternative Assets, L.P., Apollo Palmetto Strategic Partnership, L.P., Apollo Credit Liquidity Fund, L.P., ACLF Co-Investment Fund, L.P., AP Investment Europe Limited, Apollo Strategic Value Master Fund, L.P., Apollo Special Opportunities Managed Account, L.P., Apollo Value Investment Master Fund, L.P., Apollo Asia Opportunity Master Fund, L.P., Apollo Investment Europe II, L.P., Apollo European Principal Finance Fund, L.P., Apollo Credit Opportunity Fund I, L.P., Apollo Credit Opportunity Fund II, L.P., Apollo Credit Co-Invest II, L.P., Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners (Germany) VI, L.P., Apollo Investment Fund VII, L.P., Apollo Overseas Partners VII, L.P., Apollo Overseas Partners (Delaware) VII, L.P., Apollo Overseas Partners (Delaware 892) VII, L.P., Apollo Investment Fund (PB) VII, L.P., Apollo Commercial Real Estate Finance, Inc., ACREFI Management, LLC, AP Alternative Assets, L.P., Apollo Credit Co-Invest I, L.P., AIE EuroLux S.a.r.l., AAA Investments, L.P., AGRE CMBS Fund L.P., Apollo Credit Senior Loan Fund, L.P., Apollo European Principal Finance Fund (Feeder), L.P., Apollo Principal Holdings IX, L.P., Apollo Principal Holdings V, L.P., Apollo Senior Floating Rate Fund Inc., Apollo/JH Loan Portfolio, L.P., Apollo/Palmetto Loan Portfolio, L.P., Lyxor/Apollo Distressed Fund Limited, Permal Apollo Value Investment Fund, Ltd., that he is authorized to execute this sworn statement of each entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

APOLLO INVESTMENT CORPORATION

APOLLO ASSET MANAGEMENT, LLC

AIC CREDIT OPPORTUNITY FUND LLC

APOLLO INVESTMENT MANAGEMENT, L.P.

APOLLO MANAGEMENT VI, L.P.

APOLLO MANAGEMENT VII, L.P.

APOLLO GLOBAL REAL ESTATE MANAGEMENT, L.P.

APOLLO CAPITAL MANAGEMENT, L.P.

APOLLO SVF MANAGEMENT, L.P.

APOLLO VALUE MANAGEMENT, L.P.

APOLLO ASIA MANAGEMENT, L.P.,

APOLLO EUROPE MANAGEMENT, L.P.

APOLLO EPF MANAGEMENT, L.P.

APOLLO CREDIT LIQUIDITY MANAGEMENT, L.P.

APOLLO CREDIT OPPORTUNITY MANAGEMENT, LLC

AGRE CMBS MANAGEMENT LLC

APOLLO CREDIT ADVISORS, L.P.

APOLLO CREDIT ADVISORS II, LLC

APOLLO CREDIT LIQUIDITY ADVISORS, L.P.

APOLLO CREDIT MANAGEMENT II, L.P.

APOLLO CREDIT MANAGEMENT (CLO), LLC

APOLLO CREDIT MANAGEMENT II GP, LLC

APOLLO CREDIT OPPORTUNITY ADVISORS I, L.P.

APOLLO CREDIT OPPORTUNITY ADVISORS II, L.P.

APOLLO EPF ADVISORS, L.P.

APOLLO PALMETTO ADVISORS, L.P.

APOLLO PALMETTO ATHENE ADVISORS, L.P.

APOLLO PALMETTO MANAGEMENT, LLC

APOLLO PRINCIPAL HOLDINGS IX GP, LTD.

APOLLO PRINCIPAL HOLDINGS V GP, LLC

APOLLO CREDIT MANAGEMENT, LLC

APOLLO ALTERNATIVE ASSETS, L.P.

APOLLO PALMETTO STRATEGIC PARTNERSHIP, L.P.

APOLLO CREDIT LIQUIDITY FUND, L.P.

ACLF CO-INVESTMENT FUND, L.P.

AP INVESTMENT EUROPE LIMITED

APOLLO STRATEGIC VALUE MASTER FUND, L.P.

APOLLO SPECIAL OPPORTUNITIES MANAGED ACCOUNT, L.P.

APOLLO VALUE INVESTMENT MASTER FUND, L.P.

APOLLO ASIA OPPORTUNITY MASTER FUND, L.P.

APOLLO INVESTMENT EUROPE II, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND, L.P.

APOLLO CREDIT OPPORTUNITY FUND I, L.P.

APOLLO CREDIT OPPORTUNITY FUND II, L.P.

APOLLO CREDIT CO-INVEST II, L.P.

APOLLO INVESTMENT FUND VI, L.P.

APOLLO OVERSEAS PARTNERS VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

APOLLO INVESTMENT FUND VII, L.P.

APOLLO OVERSEAS PARTNERS VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE) VII, L.P.

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VII, L.P.

APOLLO INVESTMENT FUND (PB) VII, L.P.

ACREFI MANAGEMENT, LLC

APOLLO CREDIT CO-INVEST I, L.P.

AAA INVESTMENTS, L.P.

AGRE CMBS FUND L.P.

APOLLO CREDIT SENIOR LOAN FUND, L.P.

APOLLO EUROPEAN PRINCIPAL FINANCE FUND (FEEDER), L.P.

APOLLO PRINCIPAL HOLDINGS IX, L.P.

APOLLO PRINCIPAL HOLDINGS V, L.P.

APOLLO/PALMETTO LOAN PORTFOLIO, L.P.

LYXOR/APOLLO DISTRESSED FUND LIMITED

PERMAL APOLLO VALUE INVESTMENT FUND, LTD.

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Authorized Person

AP ALTERNATIVE ASSETS, L.P.

By:	/s/ Marc Rowan
Name:	Marc Rowan
Title:	Director

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	Chief Financial Officer

AIE EUROLUX S.A.R.L.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Class A Manager

By:	/s/ M. Kidd
Name:	M. Kidd
Title:	Class B Manager

ATHENE ASSET MANAGEMENT, LLC

By:	/s/ James R. Belardi
Name:	James R. Belardi
Title:	Chief Executive Officer

APOLLO SENIOR FLOATING RATE FUND INC.

By:	/s/ Joseph Glatt
Name:	Joseph Glatt
Title:	Authorized Person

APOLLO/JH LOAN PORTFOLIO, L.P.

By:	/s/ Josh Harris
Name:	Josh Harris
Title:	Authorized Person

EXHIBIT A

Resolutions of the Board of Directors of

Apollo Investment Corporation

NOW, THEREFORE, BE IT RESOLVED, that the officers (the “Officers”) of Apollo Investment Corporation (the “Corporation”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be prepared, executed, delivered and filed with the Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Section 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (an “Application”), to authorize the entering into of certain joint transactions and co-investments by the Corporation with certain entities which may be deemed to be “affiliates” of the Corporation pursuant to the provisions of the Investment Company Act of 1940, which such joint transactions and co-investments would otherwise be prohibited by Section 57(a)(4) of the Investment Company Act of 1940, all as more fully set forth in the draft Application that has been presented to the Board, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the Securities and Exchange Commission and otherwise to comply with the Investment Company Act of 1940 and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application;

RESOLVED FURTHER, that a Policy on Transactions with Affiliates statement substantially in a form restating the conditions set forth in Section III of the Application as finally approved by the Commission is hereby approved and will be adopted, upon final approval of the Application by the Commission, in all respects as a policy of the Corporation and the Officers be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Corporation, to take such action as they shall deem necessary or desirable to formalize such policies and streamline the approval process for co-investment transactions with affiliates of the Corporation, in such form as the Officer or Officers preparing the same shall approve, such approval to be conclusively evidenced by the taking of any such action; and

RESOLVED FURTHER, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to perform all of the agreements and obligations of the Corporation in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Officer or Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Officer or Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Officer’s or Officers’ authority therefor and the authorization, acceptance, adoption, ratification, approval and confirmation by the Corporation thereof.